This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

November 1, 2005

Item 3: Press Release

A Press release dated and issued November 1, 2005 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Golden Summit Exploration Program Update:  Strike Extension of Veins Confirmed.

Item 5: Full Description of Material Change

November 1st, 2005, Vancouver, BC. Freegold Ventures Limited (“Freegold”) reports that it has recently completed a 1,270-foot trenching program at its Golden Summit property near Fairbanks, Alaska. A series of six trenches were located in an area approximately 400 to 1,400 feet to the south of the Cleary Hill Mine, the largest historical mine on the property, which produced 281,000 ounces of gold between 1908 and 1942 at an average grade of 1.3 oz/ton. The trenching program was designed to provide in-fill and strike extension information on a 1,000 foot wide zone on the property that has the potential to generate bulk tonnage mineralization. Earlier programs conducted between 2000 and 2004 successfully identified the presence of 17 mineralized veins, quartz stockworks and silicified shear zones in this area whose geometry is such that they represent an attractive bulk-tonnage exploration target.

The current trenching program has also successfully extended the strike length of the high-grade Wackwitz vein (an 18 inch quartz vein with grab samples of 2.9, 3.2 and 12.5 oz/ton) that was encountered at surface in the 2002 trenching program.

All of the historical lode gold production from Golden Summit (in excess of 500,000 ounces with an average grade in excess of 1 oz/ton) has come from higher-grade veins. The Fort Knox Gold mine, Alaska’s largest gold mine, is located less than 5 miles from the property. The Fort Knox Mine currently processes reserve grade ore of 0.026 oz/ton gold through its 40,000 ton per day mill.

Both high grade and bulk-tonnage target models were investigated in the recently completed trenching program. A single hole in 2000 (CHD00-1) drilled to the south of the Cleary Hill Mine area intersected previously unknown veins and shear zones.  The hole returned average assay values of 0.02 oz/ton over its entire 984 foot length. Higher grade zones near surface included 294 feet grading 0.04 oz/ton (from 116 to 410 feet). Subsequent surface trenching in 2002 directly above hole CHD00-1 encountered similar styles and grades of mineralization, with channel samples across the 656 foot trench (CU02-4/5/6) averaging 0.015 oz/ton.  Drilling in the zone continued in early 2003, with three holes drilled above and below hole CDH00-1 testing the width and dip of the vein swarm encountered in trenching.  The best bulk-tonnage interval from this drilling was 408.5 feet grading 0.03 oz/ton (from 41 feet to end of hole at 449.5 feet).

The strike extent of this zone remains relatively untested with only one 400 foot step out trench (CU02-3) located 550 feet to the east (average grade 0.015 oz/ton over the entire trench) indicating the possible continuation of mineralization along strike. One of the six trenches in the current program was located between CU02-4/5/6 and CU02-3 to test continuity of mineralization between the 550 foot strike identified by the 2002 trenching program.

The remaining five trenches were designed to expand the eastern strike extension of the zone, and test the continuity of the high grade Wackwitz vein. The Wackwitz vein was initially encountered in trench CU02-4/5/6. The shear hosting the Wackwitz vein returned 5 feet grading 0.34 oz/ton with a grab sample of the vein material returning 0.92 oz/ton.  Trench CU02-3, also encountered the Wackwitz vein 550 feet to the east with abundant coarse visible gold over a 1.5 foot width. Grab samples returned values as high as 12.5 oz/ton. The current program has successfully extended the strike extension of the Wackwitz vein an additional 230 feet to the east. Thirty feet of trenching was conducted along strike of the vein, which varied in width between 6 inches and 2 feet. Small flakes of native gold were noted at several points along its length.

A total of 248 rock chip samples were collected using a 1.5 foot sample interval taken along the centre of the trench floor.  Sampling along the strike of the Wackwitz generated 9 chip samples using 5 foot spacing. An additional 31 grab samples were also taken from selected veins. Assays from this program are expected to be reported by the end of November.

The Qualified Person for this release is Curt Freeman, P. Geo., M. Sc., Geologist

About Freegold Ventures Limited

Freegold Ventures Limited is a North American gold exploration company which is actively exploring and developing advanced stage projects in Idaho (Almaden), the Yukon Territory (Grew Creek) and Alaska (Golden Summit).  In addition to its existing projects, the company is active in the identification of additional acquisition opportunities. Freegold Ventures is listed on The Toronto Stock Exchange (ITF) and on the United States OTCBB under the symbol: FGOVF

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___November 1, 2005___________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity